OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: December 31, 2001
 FORM 4             Washington, D.C. 20549            Estimated average burden
--------   U.S. SECURITIES AND EXCHANGE COMMISSION    hours per response... 0.5
Check box if                                          --------------------------
no longer subject
to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

     Boyda, Kenneth L.
     114 West 7th Street, Suite 1300
     Austin, Texas  78701

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2. Issuer Name and Ticker or Trading Symbol

     Interlogix, Inc. - NASDAQ (ILXI)

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3. IRS Identification Number of Reporting
   Person, if an entity

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4. Statement (Month/Year)

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s)
   to Issuer

      X  Director               10% Owner
      X  Officer (give title    Other (specify
                     below)              below)
         President and Chief
         Executive Officer

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7. Individual or Joint/Group Filing
   (Check all applicable)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

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
             Table I - Non-Derivative Securities, Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of      6. Ownership Form:  7. Nature of
    (Instr. 3)              Date (Month/      Code             Acquired (A)        Securities        Direct (D) or       Indirect
                            Day/Year)         (Instr. 8)       or Disposed of      Beneficially      Indirect (I)        Beneficial
                                                               (D) (Inst. 3,       Owned at End      (Instr. 4)          Ownership
                                                               4 and 5)            of Month                              (Instr. 4)


                                             Code   V        Amount (A) or Price
                                                                    (D)


   Common Stock, par
   value $.01 per share   5/17/01             P                250  (A)   $25.00                      (D)

   Common Stock, par
   value $.01 per share   5/21/01             P                250  (A)   $24.85                      (D)

   Common Stock, par
   value $.01 per share   5/23/01             P                250  (A)   $23.60                      (D)

   Common Stock, par
   value $.01 per share   5/24/01             P                250  (A)   $23.60     7,200            (D)

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

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

*If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                        1 of 2

FORM 4 (Continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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

1.Title of   2.Conver-  3.Trans-  4.Transac- 5.Number   6.Date        7.Title       8.Price   9.Number   10. Own-    11. Nature
  Derivative   sion or    action    tion       of         Exer-         and           of        of           ship        of
  Security     Exercise   Date      Code       Deriv-     cisable       Amount        Deriv-    Deriv-       Form        Indirect
  (Instr. 3)   Price of   (Month/   (Instr.    ative      and Ex-       of            ative     ative        of De-      Bene-
               Deriv-     Day/      8)         Secur-     pira-         Under-        Secur-    Secur-       rivative    ficial
               ative      Year)                ities      tion          lying         ity       ities        Secu-       Owner-
               Security                        Ac-        Date          Secur-        (Instr.   Bene-        rity:       ship
                                               quired     (Month/       ities         5)        ficially     Direct      (Instr.
                                               (A) or     Day/          (Instr.                 Owned at     (D) or      4)
                                               Disposed   Year)         3 and 4)                at End of    Indirect
                                               of (D)                                           of Month     (I)
                                               (Instr.                                          (Instr.      (Instr.
                                               3, 4 and                                         4)           4)
                                               5)

                                      Code V   (A)  (D)   Date   Ex-    Title Amount
                                                          Ex-    pir-         or
                                                          ercis- ation        Number
                                                          able   Date         of
                                                                              Shares

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
Explanation of Responses:


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


                         /s/ Kenneth L. Boyda                      6/6/01
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person
                            Name:  Kenneth L. Boyda
                            Title: President and Chief
                                   Executive Officer